UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)
                               (Amendment No. 22)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              L Q Corporation, Inc.
                                (Name of Issuer)
                                ----------------

                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)


                                  53631T102000
                                  ------------
                                 (CUSIP Number)


                            Mr. James A. Mitarotonda
                  c/o Barington Companies Equity Partners, L.P.
                         888 Seventh Avenue, 17th Floor
                              New York, N.Y. 10019
                                 (212) 974-5700
                                 --------------

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                  April 7, 2005
                                  -------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                                  SCHEDULE 13D
CUSIP No. 53631T102000
----------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Barington Companies Equity Partners, L.P.            13-4088890
 ______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   [x]

                                                            (b)   |_|
_______________________________________________________________________________
3)    SEC USE ONLY
_______________________________________________________________________________
4)    SOURCE OF FUNDS                WC
_______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                                |_|
_______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
_______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                           67,438
SHARES            _____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                            none
EACH              _____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                              67,438
WITH              _____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                                    none
_______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    67,438
_______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  |_|
_______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    2.1%
_______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    PN
_______________________________________________________________________________

                                  SCHEDULE 13D
CUSIP No. 53631T102000
----------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Barington Companies Investors, LLC                    13-4126527
 ______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   [x]

                                                                  (b)   |_|
_______________________________________________________________________________
3)    SEC USE ONLY
_______________________________________________________________________________
4)    SOURCE OF FUNDS         OO
_______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                                      |_|
_______________________________________________________________________________

6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
_______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                           67,438
SHARES            _____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                            none
EACH              _____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                              67,438
WITH              _____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                                    none
_______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    67,438
_______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       |_|
_______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    2.1%
_______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    OO
_______________________________________________________________________________

                                  SCHEDULE 13D
CUSIP No. 53631T102000
----------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Barington Companies Offshore Fund, Ltd. (BVI)
 ______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   [x]

                                                            (b)   |_|
_______________________________________________________________________________
3)    SEC USE ONLY
_______________________________________________________________________________
4)    SOURCE OF FUNDS         WC
_______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                                |_|
_______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  British Virgin Islands
_______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                           71,000
SHARES            _____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                            none
EACH              _____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                              71,000
WITH              _____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                                    none
_______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    71,000
_______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  |_|
_______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    2.2%
_______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    OO
_______________________________________________________________________________

                                  SCHEDULE 13D
CUSIP No. 53631T102000
----------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Barington Companies Advisors, LLC                     20-0327470
 ______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   [x]

                                                            (b)   |_|
_______________________________________________________________________________
3)    SEC USE ONLY
_______________________________________________________________________________
4)    SOURCE OF FUNDS         OO
_______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                                |_|
_______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
_______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                           71,000
SHARES            _____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                            none
EACH              _____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                              71,000
WITH              _____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                                    none
_______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    71,000
_______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  |_|
_______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    2.2%
_______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    IA, OO
_______________________________________________________________________________

                                  SCHEDULE 13D
CUSIP No. 53631T102000
----------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Barington Capital Group, L.P.                         13-3635132
 ______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   [x]

                                                            (b)   |_|
_______________________________________________________________________________
3)    SEC USE ONLY
_______________________________________________________________________________
4)    SOURCE OF FUNDS             WC
_______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                                |_|
_______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York
_______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                           230,936
SHARES            _____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                            none
EACH              _____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                              230,936
WITH              _____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                                    none
_______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    230,936
_______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  |_|
_______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    7.2%
_______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    PN
_______________________________________________________________________________

                                  SCHEDULE 13D
CUSIP No. 53631T102000
----------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            LNA Capital Corp.                                     13-3635168
 ______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   [x]

                                                            (b)   |_|
_______________________________________________________________________________
3)    SEC USE ONLY
_______________________________________________________________________________
4)    SOURCE OF FUNDS         OO
_______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                                |_|
_______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
_______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                           230,936
SHARES            _____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                            none
EACH              _____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                              230,936
WITH              _____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                                    none
_______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    230,936
_______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
|_|
_______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    7.2%
_______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    CO
_______________________________________________________________________________

                                  SCHEDULE 13D
CUSIP No. 53631T102000
----------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            James Mitarotonda
 ______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   [x]

                                                            (b)   |_|
_______________________________________________________________________________
3)    SEC USE ONLY
_______________________________________________________________________________
4)    SOURCE OF FUNDS         OO
_______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                                |_|
_______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
_______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                           393,936
SHARES            _____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                            none
EACH              _____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                              393,936
WITH              _____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                                    none
_______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    393,936
_______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  |_|
_______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    12.3%
_______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    IN
_______________________________________________________________________________

                                  SCHEDULE 13D
CUSIP No. 53631T102000
----------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Starboard Value & Opportunity Fund, LLC                37-1484524
 ______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   [ ]

                                                            (b)   |x|
_______________________________________________________________________________
3)    SEC USE ONLY
_______________________________________________________________________________
4)    SOURCE OF FUNDS         WC
_______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                                |_|
_______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
_______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                           103,766
SHARES            _____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                            none
EACH              _____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                              103,766
WITH              _____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                                    none
_______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    103,766
_______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  |_|
_______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    3.2%
_______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    OO
_______________________________________________________________________________

                                  SCHEDULE 13D
CUSIP No. 53631T102000
----------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Admiral Advisors, LLC                                 37-1484525
 ______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   [ ]

                                                            (b)   |x|
_______________________________________________________________________________
3)    SEC USE ONLY
_______________________________________________________________________________
4)    SOURCE OF FUNDS         OO
_______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                                |_|
_______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
_______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                           103,766
SHARES            _____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                            none
EACH              _____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                              103,766
WITH              _____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                                    none
_______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    103,766
_______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  |_|
_______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    3.2%
_______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    OO
_______________________________________________________________________________

                                  SCHEDULE 13D
CUSIP No. 53631T102000
----------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Ramius Securities, LLC                                58-2253019
 ______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   [ ]

                                                            (b)   |x|
_______________________________________________________________________________
3)    SEC USE ONLY
_______________________________________________________________________________
4)    SOURCE OF FUNDS         WC
_______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                                |_|
_______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
_______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                           34,511
SHARES            _____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                            none
EACH              _____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                              34,511
WITH              _____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                                    none
_______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    34,511
_______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  |_|
_______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    1.1%
_______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    BD, OO
_______________________________________________________________________________

                                  SCHEDULE 13D
CUSIP No. 53631T102000
----------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Ramius Capital Group, LLC                              13-3937658
 ______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   [ ]

                                                            (b)   |x|
_______________________________________________________________________________
3)    SEC USE ONLY
_______________________________________________________________________________
4)    SOURCE OF FUNDS         OO
_______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                                |_|
_______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
_______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                           138,277
SHARES            _____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                            none
EACH              _____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                              138,277
WITH              _____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                                    none
_______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    138,277
_______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  |_|
_______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    4.3%
_______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    IA, OO
_______________________________________________________________________________

                                  SCHEDULE 13D
CUSIP No. 53631T102000
----------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            C4S & Co., LLC                                         13-3946794
 ______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   [ ]

                                                            (b)   |x|
_______________________________________________________________________________
3)    SEC USE ONLY
_______________________________________________________________________________
4)    SOURCE OF FUNDS         OO
_______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                                |_|
_______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
_______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                           138,277
SHARES            _____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                            none
EACH              _____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                              138,277
WITH              _____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                                    none
_______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    138,277
_______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  |_|
_______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    4.3%
_______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    OO
_______________________________________________________________________________

                                  SCHEDULE 13D
CUSIP No. 53631T102000
----------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Peter A. Cohen
 ______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   [ ]

                                                            (b)   |x|
_______________________________________________________________________________
3)    SEC USE ONLY
_______________________________________________________________________________
4)    SOURCE OF FUNDS         OO
_______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                                |_|
_______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
_______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                           none
SHARES            _____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                            138,277
EACH              _____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                              none
WITH              _____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                                    138,277
_______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    138,277
_______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  |_|
_______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    4.3%
_______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    IN
_______________________________________________________________________________

                                  SCHEDULE 13D
CUSIP No. 53631T102000
----------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Morgan B. Stark
 ______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   [ ]

                                                            (b)   |x|
_______________________________________________________________________________
3)    SEC USE ONLY
_______________________________________________________________________________
4)    SOURCE OF FUNDS         OO
_______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                                |_|
_______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
_______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                           none
SHARES            _____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                            138,277
EACH              _____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                              none
WITH              _____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                                    138,277
_______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    138,277
_______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  |_|
_______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    4.3%
_______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    IN
_______________________________________________________________________________

                                  SCHEDULE 13D
CUSIP No. 53631T102000
----------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Jeffrey M. Solomon
 ______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   [ ]

                                                            (b)   |x|
_______________________________________________________________________________
3)    SEC USE ONLY
_______________________________________________________________________________
4)    SOURCE OF FUNDS         OO
_______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                                |_|
_______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
_______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                           none
SHARES            _____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                            138,277
EACH              _____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                              none
WITH              _____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                                    138,277
_______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    138,277
_______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  |_|
_______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    4.3%
_______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    IN
  _____________________________________________________________________________

                                  SCHEDULE 13D
CUSIP No. 53631T102000
----------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Thomas W. Strauss
 ______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   [ ]

                                                            (b)   |x|
_______________________________________________________________________________
3)    SEC USE ONLY
_______________________________________________________________________________
4)    SOURCE OF FUNDS         OO
_______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                                |_|
_______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
_______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                           none
SHARES            _____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                            138,277
EACH              _____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                              none
WITH              _____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                                    138,277
_______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    138,277
_______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  |_|
_______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    4.3%
_______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    IN
_______________________________________________________________________________

      This Amendment No. 22 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on October 9, 2001 (as amended, the "Statement"), by and on behalf of Barington Companies Equity Partners, L.P. and others with respect to the common stock of L Q
Corporation, Inc.

Item 1.           Security and Issuer.
                  --------------------

      Item 1 of the Statement is hereby amended and restated as follows:

      This Statement relates to the common stock, par value $0.001 per share (the "Common Stock"), of L Q Corporation, Inc. (formerly Liquid Audio, Inc.), a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 888 Seventh Avenue, 17th Floor, New York, New York 10019.

Item 2.           Identity and Background.
                  ------------------------

      Item 2 of the Statement is hereby amended and restated as follows:

      (a) - (c) This Statement is being filed by Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Companies Offshore Fund, Ltd. (BVI), Barington Companies Advisors, LLC, Barington Capital Group, L.P., LNA Capital Corp., James Mitarotonda, Starboard Value & Opportunity Fund, LLC, Admiral Advisors, LLC, Ramius Securities, LLC, Ramius Capital Group, LLC, C4S & Co., LLC, Peter A. Cohen, Morgan B. Stark, Jeffrey
M. Solomon and Thomas W. Strauss (each, a "Reporting Entity" and, collectively, the "Reporting Entities").

            Barington Companies Equity Partners, L.P. is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal offices of Barington Companies Equity Partners, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

            Barington Companies Offshore Fund, Ltd. (BVI) is a limited company organized under the laws of the British Virgin Islands formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal offices of Barington Companies Offshore Fund, Ltd. (BVI) is c/o Bison Financial Services LTD, Bison Court Road Town, Tortola, British Virgin Islands. The officers and directors of Barington Companies Offshore Fund, Ltd. (BVI) and their principal occupations and business addresses are set forth on Schedule I and incorporated by reference in this Item 2.

       The general partner of Barington Companies Equity Partners, L.P. is Barington Companies Investors, LLC. Barington Companies Investors, LLC is a Delaware limited liability company formed to be the general partner of Barington Companies Equity Partners, L.P. The address of the principal offices of Barington Companies Investors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the Managing Member of Barington Companies Investors, LLC. The business address of Mr. Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.

       Barington Companies Investors, LLC is a majority-owned subsidiary of Barington Capital Group, L.P. Barington Capital Group, L.P. is a New York limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal business and principal offices of Barington Capital Group, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      Barington Capital Group, L.P. is also the Managing Member of Barington Companies Advisors, LLC, the investment advisor of Barington Companies Offshore Fund, Ltd. (BVI), which has voting power with respect to the shares owned by Barington Companies Offshore Fund, Ltd. (BVI). Barington Companies Advisors, LLC is a Delaware limited liability company formed to be the investment advisor of Barington Companies Offshore Fund, Ltd. (BVI). The address of the principal offices of Barington Companies Advisors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      The general partner of Barington Capital Group, L.P. is LNA Capital Corp. LNA Capital Corp. is a Delaware corporation formed to be the general partner of Barington Capital Group, L.P. The address of the principal business and principal offices of LNA Capital Corp. is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the sole stockholder and director of LNA Capital Corp. The officers of LNA and their principal occupations and business addresses are set forth on Schedule II and incorporated by reference in this Item 2.

      Starboard Value & Opportunity Fund, LLC is a Delaware limited liability company formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. The address of the principal offices of Starboard Value & Opportunity Fund, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017.

      The Managing Member of Starboard Value & Opportunity Fund, LLC is Admiral Advisors, LLC, a Delaware limited liability company formed to be the managing member of Starboard Value & Opportunity Fund, LLC and Parche, LLC. The address of the principal offices of Admiral Advisors, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017.

      Ramius Securities, LLC is a Delaware limited liability company and a registered broker-dealer. The address of the principal offices of Ramius Securities, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017.

      The sole member of Admiral Advisors, LLC and Ramius Securities, LLC is Ramius Capital Group, LLC. Ramius Capital Group, LLC is a Delaware limited liability company that is engaged in money management and investment advisory services for third parties and proprietary accounts. The address of the principal offices of Ramius Capital Group, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017. The Managing Member of Ramius Capital Group, LLC is C4S & Co., LLC, a Delaware limited liability company formed to be the managing member of Ramius Capital Group, LLC. The address of the principal offices of C4S & Co., LLC is 666 Third Avenue, 26th Floor, New York, New York 10017. Each of Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss is a Managing Member of C4S & Co., LLC. The business address of each of Messrs. Cohen, Stark, Solomon and Strauss is 666 Third Avenue, 26th Floor, New York, New York 10017.

       (d) - (e) During the last five years, none of the Reporting Entities or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Each natural person identified pursuant to Item 2 is a citizen of the United States, other than Graham Cook, a director of Barington Companies Offshore Fund, Ltd. (BVI), who is a citizen of the United Kingdom.

      The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.

Item 3.           Source and Amount of Funds or Other Consideration.
                  -------------------------------------------------

      Item 3 of the Statement is hereby amended and supplemented by adding the following:

      On April 7, 2005, Barington Companies Offshore Fund, Ltd. (BVI) purchased an aggregate of 71,000 shares of Common Stock. The amount of funds expended by Barington Companies Offshore Fund, Ltd. (BVI) for such purchases was approximately $117,860.

      All purchases of Common Stock by Barington Companies Offshore Fund, Ltd. (BVI) were made in open market transactions as described in Schedule A attached hereto. All such purchases of Common Stock were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Item 5.           Interest in Securities of the Issuer.
                  ------------------------------------

      Item 5(a)-(c) of the Statement is hereby amended and supplemented by adding the following:

      (a) As of the date of this filing, the Reporting Entities are the beneficial owners of, in the aggregate, 532,213 shares of Common Stock, representing approximately 16.6% of the shares of Common Stock presently outstanding based upon the 3,214,408 shares of Common Stock reported by the Company to be issued and outstanding as of March 17, 2005 in its Form 10-K filed with the SEC on March 31, 2005 (the "Issued and Outstanding Shares"). The Company had effected a 1-for-250 reverse stock split of its Common Stock, followed immediately by a 35-for-1 forward stock split, as of June 8, 2004.

      As of the date hereof, Barington Companies Equity Partners, L.P. beneficially owns an aggregate of 67,438 shares of Common Stock, representing approximately 2.1% of the Issued and Outstanding Shares.

      As the general partner of Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC may be deemed to beneficially own the 67,438 shares of Common Stock owned by Barington Companies Equity Partners, L.P. As the Managing Member of Barington Companies Investors, LLC, which in turn is the general partner of Barington Companies Equity Partners, L.P., Mr. Mitarotonda may be deemed to beneficially own the 67,438 shares of Common Stock owned by Barington Companies Equity Partners, L.P., constituting approximately 2.1% of the Issued and Outstanding Shares.

      As of the date hereof, Barington Companies Offshore Fund, Ltd. (BVI) beneficially owns 71,000 shares of Common Stock, constituting approximately 2.2% of the Issued and Outstanding Shares. As the investment advisor to Barington Companies Offshore Fund, Ltd. (BVI), Barington Companies Advisors, LLC may be deemed to beneficially own the 71,000 shares of Common Stock owned by Barington Companies Offshore Fund, Ltd. (BVI), constituting approximately 2.2% of the Issued and Outstanding Shares.

      As of the date hereof, Barington Capital Group, L.P. beneficially owns 92,498 shares of Common Stock, constituting approximately 2.9% of the Issued and Outstanding Shares. As the Managing Member of Barington Companies Advisors, LLC, Barington Capital Group, L.P. may be deemed to beneficially own the 71,000 shares of Common Stock owned by Barington Companies Offshore Fund, Ltd. (BVI). As the majority member of Barington Companies Investors, LLC, Barington Capital Group, L.P. may also be deemed to beneficially own the 67,438 shares of Common Stock owned by Barington Companies Equity Partners, L.P., representing an aggregate of 230,936 shares, constituting approximately 7.2% of the Issued and Outstanding Shares.

      As the general partner of Barington Capital Group, L.P., LNA Capital Corp. may be deemed to beneficially own the 92,498 shares owned by Barington Capital Group, L.P., the 67,438 shares owned by Barington Companies Equity Partners, L.P. and the 71,000 shares owned by Barington Companies Offshore Fund, Ltd. (BVI), representing an aggregate of 230,936 shares, constituting approximately 7.2% of the Issued and Outstanding Shares.

      As the sole stockholder and director of LNA Capital Corp., Mr. Mitarotonda may be deemed to beneficially own the 92,498 shares owned by Barington Capital Group, L.P., the 67,438 shares owned by Barington Companies Equity Partners, L.P. and the 71,000 shares owned by Barington Companies Offshore Fund, Ltd.
(BVI), representing an aggregate of 230,936 shares, constituting approximately 7.2% of the Issued and Outstanding Shares. Mr. Mitarotonda disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein. Mr. Mitarotonda also beneficially owns stock options to purchase 163,000 shares of Common Stock of the Company exercisable within 60 days, which includes 37,000 shares subject to a stock option for which Mr. Mitarotonda is the designated recipient as further described in Item 6 below. As a result, Mr. Mitarotonda may be deemed to beneficially own an aggregate of 393,936 shares, constituting approximately 12.3% of the Issued and Outstanding Shares. Mr. Mitarotonda reports sole voting and dispositive power with respect to the 163,000 shares subject to stock options as well as the 92,498 shares owned by Barington Capital Group, L.P., the 67,438 shares owned by Barington Companies Equity Partners, L.P. and the 71,000 shares owned by Barington Companies Offshore Fund, Ltd. (BVI) by virtue of his authority to vote and dispose of such shares.

      As of the date hereof, Starboard Value & Opportunity Fund, LLC beneficially owns 103,766 shares of Common Stock, constituting approximately 3.2% of the Issued and Outstanding Shares. As the Managing Member of Starboard Value & Opportunity Fund, LLC, Admiral Advisors, LLC may be deemed to beneficially own the 103,766 shares of Common Stock owned by Starboard Value & Opportunity Fund, LLC, constituting approximately 3.2% of the Issued and Outstanding Shares. As of the date hereof, Ramius Securities, LLC beneficially owns 34,511 shares of Common Stock, constituting approximately 1.1% of the Issued and Outstanding Shares. As the sole member of Admiral Advisors, LLC and Ramius Securities, LLC, Ramius Capital Group, LLC may be deemed to beneficially own the 103,766 shares and the 34,511 shares, respectively, of Common Stock owned by Starboard Value & Opportunity

Fund, LLC and Ramius Securities, LLC, representing an aggregate of 138,277 shares, constituting approximately 4.3% of the Issued and Outstanding Shares. As the Managing Member of Ramius Capital Group, LLC, C4S & Co., LLC may be deemed to beneficially own the 103,766 shares and the 34,511 shares, respectively, of Common Stock owned by Starboard Value & Opportunity Fund, LLC and Ramius Securities, LLC, representing an aggregate of 138,277 shares, constituting approximately 4.3% of the Issued and Outstanding Shares. As the Managing Members of C4S & Co., LLC, each of Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss may be deemed to beneficially own the 103,766 shares and the 34,511 shares, respectively, of Common Stock owned by Starboard Value & Opportunity Fund, LLC and Ramius Securities, LLC, representing an aggregate of 138,277 shares, constituting approximately 4.3% of the Issued and Outstanding Shares. Each of Messrs. Cohen, Stark, Solomon and Strauss share voting and dispositive power with respect to the 103,766 shares and the 34,511 shares, respectively, owned by Starboard Value & Opportunity Fund, LLC and Ramius Securities, LLC by virtue of their shared authority to vote and dispose of such shares. Messrs. Cohen, Stark, Solomon and Strauss disclaim beneficial ownership of such shares.

      Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Companies Offshore Fund, Ltd. (BVI), Barington Companies Advisors, LLC, Barington Capital Group, L.P., LNA Capital Corp. and James Mitarotonda disclaim membership in any "group" with Starboard Value & Opportunity Fund, LLC, Admiral Advisors, LLC, Ramius Securities, LLC, Ramius Capital Group, LLC, C4S & Co., LLC, Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss or Jeffrey M. Solomon for purposes of Section 13 of the Securities Exchange Act of 1934, as amended.

      The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

      (b) Each of the Reporting Entities may be deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by such person by virtue of their respective positions as described in paragraph
(a), with the exception of Messrs. Cohen, Stark, Solomon and Strauss, who have shared authority to vote and dispose of the shares reported as beneficially owned by them. Messrs. Cohen, Stark, Solomon and Strauss disclaim beneficial ownership of such shares. With the exception of Messrs. Cohen, Stark, Solomon and Strauss, each of the other Reporting Entities may be deemed to have sole voting and dispositive power with respect to the shares each reports as beneficially owned by such person, regardless of the fact that multiple Reporting Entities within the same chain of ownership report sole voting and dispositive power with respect to such shares. Each such Reporting Entity reports sole voting and dispositive power with respect to such shares based on such persons relationship to the other Reporting Entities within the same chain of ownership. Except to the extent expressly stated herein, each Reporting Entity disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Entity.

      (c) No person identified in Item 2 hereof has effected any transaction in shares of such Common Stock during the 60 days preceding the date of filing of this Amendment No. 22 except to the extent disclosed herein.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.
            ------------------------------------------------------------

      Item 6 of the Statement is hereby amended and supplemented by adding the following:

      Barington Capital Group, L.P. or one or more of its affiliates expects to receive a fee from Starboard Value & Opportunity Fund, LLC or one of its affiliates with respect to certain profits Starboard Value & Opportunity Fund, LLC and certain of its affiliates may derive from their investment in the Common Stock of the Company. An agreement between the parties with respect to the foregoing has not yet been formalized.

   Barington Capital Group, L.P. is party to a services agreement with the Company dated as of November 18, 2004, pursuant to which Barington provides certain administrative, accounting and other services on behalf of the Company (the "Services Agreement"). A copy of the Services Agreement is filed as Exhibit
10.80 to the Company's Form 10-K filed with the SEC on March 31, 2005 and is incorporated by reference herein. Pursuant to the Services Agreement, the Company granted to Barington Capital Group, L.P. or its designees stock options to purchase 56,000 shares of the Common Stock. The options are fully exercisable and were granted with an exercise price per share of $1.82 equal to the fair market value of the Common Stock on the grant date. The option grant was reported in a Form 4 filed by James Mitarotonda with the SEC on November 18, 2004, pending designation of the stock option recipients among Mr. Mitarotonda and other designees of Barington Capital Group, L.P. On April 14, 2005, Barington Capital Group, L.P. designated Mr. Mitarotonda as a recipient of stock options to purchase 37,000 shares of the Common Stock, which shares are reflected as beneficially owned by Mr. Mitarotonda in this Amendment No. 22.

Item 7.     Material to be Filed as Exhibits.
            --------------------------------

      The information contained in Item 7 of the Statement is hereby amended and supplemented by adding the following:


Exhibit No.       Exhibit Description

   1 Agreement of Joint Filing among Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Companies Offshore Fund, Ltd. (BVI), Barington Companies Advisors, LLC, Barington Capital Group, L.P., LNA Capital Corp., James Mitarotonda, Starboard Value & Opportunity Fund, LLC, Admiral Advisors, LLC, Ramius Securities, LLC, Ramius Capital Group, LLC, C4S & Co., LLC, Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss dated April 14, 2005 (which supersedes and replaces the Agreement of Joint Filing dated May 25, 2004, as previously filed as an exhibit to the Schedule 13D filed with the SEC on May 25, 2004).

   2              Power of attorney for Peter A. Cohen, Morgan B. Stark, Thomas
                  W. Strauss and Jeffrey M. Solomon dated March 11, 2005

                                   SIGNATURES
                                   ----------

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  April 14, 2005

                                       BARINGTON COMPANIES EQUITY PARTNERS,
                                       L.P.
                                       By: Barington Companies Investors,
                                           LLC, its general partner


                                       By: /s/ James A. Mitarotonda
                                           ------------------------------
                                       Name: James A. Mitarotonda
                                       Title: Managing Member


                                       BARINGTON COMPANIES INVESTORS, LLC


                                       By: /s/ James A. Mitarotonda
                                           ------------------------------
                                       Name: James A. Mitarotonda
                                       Title: Managing Member


                                       /s/ James A. Mitarotonda
                                       -------------------------------
                                       James A. Mitarotonda



                                       BARINGTON COMPANIES OFFSHORE FUND,
                                       LTD. (BVI)


                                       By: /s/ James A. Mitarotonda
                                           ---------------------------
                                       Name: James A. Mitarotonda
                                       Title: President

                                       BARINGTON COMPANIES ADVISORS, LLC


                                       By: /s/ James A. Mitarotonda
                                           ----------------------------
                                       Name: James A. Mitarotonda
                                       Title: Managing Member

                                       BARINGTON CAPITAL GROUP, L.P.
                                       By:  LNA Capital Corp., its general
                                            partner

                                       By: /s/ James A. Mitarotonda
                                           ----------------------------
                                       Name: James A. Mitarotonda
                                       Title: President and CEO


                                       LNA CAPITAL CORP.


                                       By: /s/ James A. Mitarotonda
                                           ----------------------------
                                       Name: James A. Mitarotonda
                                       Title: President and CEO


                                       STARBOARD VALUE & OPPORTUNITY FUND, LLC
                                       By: Admiral Advisors, LLC, its
                                           managing member


                                       By: /s/ Jeffrey M. Solomon
                                           ----------------------------
                                       Name: Jeffrey M. Solomon
                                       Title: Authorized Signatory



                                       ADMIRAL ADVISORS, LLC
                                       By:  Ramius Capital Group, LLC, its
                                            sole member


                                       By: /s/ Jeffrey M. Solomon
                                           ----------------------------
                                       Name: Jeffrey M. Solomon
                                       Title: Authorized Signatory


                                       RAMIUS SECURITIES, LLC
                                       By:  Ramius Capital Group, LLC, its
                                            sole member


                                       By: /s/ Jeffrey M. Solomon
                                           ----------------------------
                                       Name: Jeffrey M. Solomon
                                       Title: Authorized Signatory

                                       RAMIUS CAPITAL GROUP, LLC
                                       By:  C4S & Co., LLC, its Managing Member


                                       By: /s/ Jeffrey M. Solomon
                                           ----------------------------
                                       Name: Jeffrey M. Solomon
                                       Title: Managing Member


                                       C4S & CO., LLC



                                       By: /s/ Jeffrey M. Solomon
                                           ----------------------------
                                       Name: Jeffrey M. Solomon
                                       Title: Managing Member



                                       /s/ Jeffrey M. Solomon
                                       --------------------------------
                                       Jeffrey M. Solomon, Attorney-in-Fact
                                       for Peter A. Cohen


                                       /s/ Jeffrey M. Solomon
                                       --------------------------------
                                       Jeffrey M. Solomon, Attorney-in-Fact
                                       for Morgan B. Stark


                                       /s/ Jeffrey M. Solomon
                                       -----------------------------
                                       Jeffrey M. Solomon


                                       /s/ Jeffrey M. Solomon
                                       -----------------------------
                                       Jeffrey M. Solomon, Attorney-in-Fact
                                       for Thomas W. Strauss

                                   SCHEDULE I

   Directors and Officers of Barington Companies Offshore Fund, Ltd. (BVI)


Name and Position         Principal Occupation           Principal Business Address
-----------------         --------------------           --------------------------

James A. Mitarotonda      Chairman of Barington          888 Seventh Avenue
Director and President    Capital Group, L.P.            17th Floor
                                                         New York, NY 10019

Sebastian E. Cassetta     Executive Vice President and   888 Seventh Avenue
Director                  Chief Operating Officer of     17th Floor
                          Barington Capital Group, L.P.  New York, NY 10019

Edith Conyers             General Manager of Forum       Washington Mall 1, 3rd Flr.
Director                  Fund Services, Ltd.            22 Church Street
                                                         Hamilton HM11, Bermuda

Graham Cook               Director/Manager, Corporate    Bison Court
Director                  Services of Byson Financial    P.O. Box 3460
                          Services, Ltd.                 Road Town, Tortola
                                                         British Virgin Islands

Forum Fund Services, Ltd. Fund Administration            Washington Mall 1, 3rd Flr.
Secretary                                                22 Church Street
                                                         Hamilton HM11, Bermuda

Melvyn Brunt              Chief Financial Officer of     888 Seventh Avenue
Treasurer                 Barington Capital Group, L.P.  17th Floor
                                                         New York, NY 10019

                                   SCHEDULE II

                          Officers of LNA Capital Corp.

Name and Position           Principal Occupation         Principal Business Address
-----------------           --------------------         --------------------------

James A. Mitarotonda        Chairman of Barington        888 Seventh Avenue
President and CEO           Capital Group, L.P.          17th Floor
                                                         New York, NY 10019

Sebastian E. Cassetta       Executive Vice President     888 Seventh Avenue
Secretary                   and Chief Operating Officer  17th Floor
                            of Barington Capital Group,  New York, NY 10019
                            L.P.

Melvyn Blunt                Chief Financial Officer of   888 Seventh Avenue
Treasurer                   Barington Capital Group,     17th Floor
                            L.P.                         New York, NY 10019


                                   SCHEDULE A

      This schedule sets forth information with respect to each purchase of Common Stock which was effectuated by Barington Companies Offshore Fund, Ltd.
(BVI) within the past 60 days. All transactions were effectuated in the open market through a broker.


Shares purchased by Barington Companies Offshore Fund, Ltd. (BVI)

             Number of
Date           Shares                Price Per Share           Cost(1)
----         ---------               ---------------         -----------
4/7/05         71,000                    $1.66                 $117,860

----------

(1)   Excludes commissions and other execution-related costs.

                                                                     EXHIBIT 1


                            Agreement of Joint Filing

      Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the "Statement") to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

      This Agreement of Joint Filing supersedes and replaces the Agreement of Joint Filing dated May 25, 2004.

      IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated: April 14, 2005


                                       BARINGTON COMPANIES EQUITY PARTNERS,
                                       L.P.
                                       By: Barington Companies Investors,
                                           LLC, its general partner


                                       By: /s/ James A. Mitarotonda
                                           -----------------------------
                                       Name: James A. Mitarotonda
                                       Title: Managing Member


                                       BARINGTON COMPANIES INVESTORS, LLC


                                       By: /s/ James A. Mitarotonda
                                       ---------------------------------
                                       Name: James A. Mitarotonda
                                       Title: Managing Member


                                       /s/ James A. Mitarotonda
                                       ---------------------------------
                                       James A. Mitarotonda

                                       BARINGTON COMPANIES OFFSHORE FUND,
                                       LTD. (BVI)


                                       By: /s/ James A. Mitarotonda
                                           -----------------------------
                                       Name: James A. Mitarotonda
                                       Title: President


                                       BARINGTON COMPANIES ADVISORS, LLC


                                       By: /s/ James A. Mitarotonda
                                           ----------------------------
                                       Name: James A. Mitarotonda
                                       Title: Managing Member


                                       BARINGTON CAPITAL GROUP, L.P.
                                       By:  LNA Capital Corp., its general
                                            partner

                                       By: /s/ James A. Mitarotonda
                                           ----------------------------
                                       Name: James A. Mitarotonda
                                       Title: President and CEO


                                       LNA CAPITAL CORP.


                                       By: /s/ James A. Mitarotonda
                                           ----------------------------
                                       Name: James A. Mitarotonda
                                       Title: President and CEO


                                       STARBOARD VALUE & OPPORTUNITY FUND, LLC
                                       By: Admiral Advisors, LLC, its
                                           managing member


                                       By: /s/ Jeffrey M. Solomon
                                           ---------------------------
                                       Name: Jeffrey M. Solomon
                                       Title: Authorized Signatory

                                       ADMIRAL ADVISORS, LLC
                                       By:  Ramius Capital Group, LLC, its
                                            sole member


                                       By: /s/ Jeffrey M. Solomon
                                           ----------------------------
                                       Name: Jeffrey M. Solomon
                                       Title: Authorized Signatory



                                       RAMIUS SECURITIES, LLC
                                       By:  Ramius Capital Group, LLC, its
                                            sole member


                                       By: /s/ Jeffrey M. Solomon
                                           ----------------------------
                                       Name: Jeffrey M. Solomon
                                       Title: Authorized Signatory



                                       RAMIUS CAPITAL GROUP, LLC
                                       By:  C4S & Co., LLC, its Managing Member


                                       By: /s/ Jeffrey M. Solomon
                                           ----------------------------
                                       Name: Jeffrey M. Solomon
                                       Title: Managing Member



                                       C4S & CO., LLC



                                       By: /s/ Jeffrey M. Solomon
                                           ----------------------------
                                       Name: Jeffrey M. Solomon
                                       Title: Managing Member



                                       /s/ Jeffrey M. Solomon
                                       --------------------------------
                                       Jeffrey M. Solomon, Attorney-in-Fact
                                       for Peter A. Cohen


                                       /s/ Jeffrey M. Solomon
                                       --------------------------------
                                       Jeffrey M. Solomon, Attorney-in-Fact
                                       for Morgan B. Stark

                                       /s/ Jeffrey M. Solomon
                                       --------------------------------
                                       Jeffrey M. Solomon


                                       /s/ Jeffrey M. Solomon
                                       --------------------------------
                                       Jeffrey M. Solomon, Attorney-in-Fact
                                       for Thomas W. Strauss

                                                                     EXHIBIT 2


                                POWER OF ATTORNEY


      The undersigned hereby appoints Peter A. Cohen, Morgan B. Stark, Thomas
W. Strauss and Jeffrey M. Solomon, or any of them, his true and lawful attorney-in fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, Schedule 13G, any amendments thereto and any related documentation which may be required to be filed in his individual capacity as a result of the undersigned's beneficial ownership of, or participation in a group with respect to, securities directly or indirectly beneficially owned by Ramius Capital Group, LLC or any of its affiliates, and granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof. The authority of Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, or any of them, under this Power of Attorney shall continue with respect to the undersigned until the undersigned is no longer required to file Schedule 13Ds or Schedule 13Gs unless revoked earlier in writing.

Date: March 11, 2005




                                       /s/ Peter A. Cohen
                                       ---------------------------
                                       Peter A. Cohen





                                       /s/ Morgan B. Stark
                                       ---------------------------
                                       Morgan B. Stark





                                       /s/ Jeffrey M. Solomon
                                       ---------------------------
                                       Jeffrey M. Solomon





                                       /s/ Thomas W. Strauss
                                       ---------------------------
                                       Thomas W. Strauss